POSSIS MEDICAL, INC.
                                             9055 Evergreen Boulevard NW
                                             Minneapolis,  Minnesota 55433-8003
                                             tel: 763.780.4555
                                             fax: 763.780.7223
                                             website: www.possis.com

PROSPECTUS






                              POSSIS MEDICAL, INC.

                                1,912,859 Shares
                                  Common Stock




     This prospectus covers the sale of shares of the common stock, par value $.40 per share, of Possis Medical, Inc., to be sold from time to time by the selling shareholders named in this prospectus. The shares covered by this prospectus consist of 1,594,049 shares of common stock, 318,810 shares of common stock issuable upon the exercise of warrants and, in accordance with Rule 416 under the Securities Act of 1933, as amended, an indeterminate number of additional shares as may be required to prevent dilution resulting from stock splits, stock dividends or similar events. Possis Medical will not receive any of the proceeds from the sale of the shares.

     The common stock is traded on the Nasdaq National Market under the symbol "POSS." On April 13, 2000, the last reported sale price of the common stock as reported on the Nasdaq National Market was $10 7/16 per share.

                                 _______________

     See the section titled "Risk Factors" beginning on page 3 to read about certain factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                                 _______________







                              POSSIS MEDICAL, INC.
                          9055 Evergreen Boulevard N.W.
                          Minneapolis, Minnesota 55433
                                 (612) 780-4555


                 The date of this prospectus is April 14, 2000.

                                TABLE OF CONTENTS

Risk Factors.............................................................3
Where You Can Find More Information......................................7
About Possis Medical, Inc................................................8
Selling Shareholders....................................................10
Plan of Distribution....................................................12
Experts.................................................................12
Legal Matters...........................................................12

                                  RISK FACTORS

     An investment in our common stock involves a number of risks. You should consider carefully the following risk factors, together with the other information in this prospectus, before buying any shares. You also should be aware that this prospectus contains forward-looking statements that are not related to historical results. These forward-looking statements, such as statements concerning our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following risk factors.

     We have a history of operating losses and a lack of profitable operations.

     We incurred losses for fiscal years 1997, 1998 and 1999. As of January 31, 2000, we had accumulated a deficit of $55.1 million. We incurred an operating loss of $9.6 million for the year ended July 31, 1997, an operating loss of $12.5 million for the year ended July 31, 1998, and an operating loss of $12.5 million for the year ended July 31, 1999.

     We do not expect to become profitable unless we achieve significant sales in the United States. We must convince health care professionals, third-party payors and the general public of the medical and economic benefits of the AngioJet7 RheolyticJ Thrombectomy System. We cannot assure you that we will succeed in marketing this product and achieve significant sales. Even if we accomplish this goal, we cannot assure you that we will operate profitably on a consistent basis.

     There has been limited regulatory approval for our products, and our products are subject to extensive governmental regulation.

     Our products and manufacturing activities are subject to extensive and rigorous federal and state regulation in the United States and various regulatory requirements in other countries, including Japan. Current United States Food and Drug Administration enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Therefore, even if our products receive regulatory approval, regulators may significantly limit the uses for which our products may be marketed. In addition, the process of obtaining and maintaining required regulatory approvals can be lengthy and expensive, and the outcome of the process can be uncertain. Moreover, regulatory approvals may be withdrawn if we fail to comply with regulatory standards or if unforeseen problems arise following the initial marketing of a product.

     Additionally, we are required to adhere to Quality System Regulations relating to product design, development, manufacturing, servicing, testing and documentation. Failure to comply with applicable Quality System Regulations or other regulatory requirements may result in fines, delays or suspensions of approvals, injunctions against further distribution of our products, seizures or recalls of products, operating restrictions, criminal prosecutions or other sanctions, in addition to adverse publicity. The adoption of new regulations or changes in existing regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals and could adversely affect the marketing of our existing products. We cannot assure you that we will be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in our receipt of or failure to receive regulatory approvals, the loss of previously received approvals or our failure to comply with regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

     Clinical and marketing acceptance of our products is uncertain.

     Because our products are new to the market, they are still unfamiliar to many members of the medical community. The AngioJet System has only recently begun to be used for the removal of vascular, cardiovascular and intercranial blood clots, known to the medical community as "thrombus." Market acceptance of our AngioJet products will depend largely on our ability to demonstrate to the medical community in general, and to interventionalists in particular, the efficacy, relative safety and cost-effectiveness of treating cardiovascular disease using our products, as well as on our ability to train physicians to perform necessary procedures using our products. We cannot assure you that our products will provide benefits considered adequate by providers of cardiovascular and vascular treatments, or that enough providers will use our products to ensure their commercial success. Moreover, even if our products become generally accepted by the medical community, physicians trained to use our products may not use them or may recommend a competitor=s products. We cannot assure you that physicians will determine that our AngioJet products are appropriate courses of treatment for their patients or acceptable alternatives to other therapies. Even if they are accepted by the medical community, our ability to successfully market our products before they receive FDA approval may be limited by FDA regulations, guidelines or policies. Lack of clinical and market acceptance and significant restrictions on our marketing program would have a material adverse effect on our business, financial condition and results of operations.

     We depend on our AngioJet products.

     We have focused our resources on the continued development and refinement of our AngioJet System. If we fail to obtain necessary regulatory approvals, or the medical community rejects the use of the AngioJet System for multiple purposes, our business, financial condition and results of operations would be materially and adversely affected.

     The industry in which we compete is characterized by rapid technological change and intense competition.

     The medical products market is characterized by rapidly evolving technology and intense competition. Our future success depends on our ability to keep pace with advancing technology and competitive innovations. Potential competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products, some of which may accomplish desired therapeutic effects through entirely different methods than the products we are developing.

     We believe our AngioJet System will face intense competition from a variety of treatments for the removal of blood clots, including clot-dissolving (thrombolytic) drug therapies, surgical intervention, balloon embolectomy, mechanical and laser thrombectomy devices, ultrasound ablators, and other thrombectomy devices based on waterjet systems that are currently being developed by other companies.

     Many of the companies developing competing devices have substantially greater capital and substantially greater resources for and experience in research and development, regulatory matters, manufacturing and marketing than we have. These companies will be serious competitors for us and may succeed in developing products that are more effective and/or less costly than the AngioJet System. Furthermore, these companies may be more successful than we are in manufacturing and marketing their products. Our competitors or others may develop technologies, products or procedures that are more effective than any we are developing or that may render our technology and products obsolete or noncompetitive. The advent of new devices, procedures or new pharmaceutical agents could hinder our ability to compete effectively and could have a material adverse effect on our business, financial condition and results of operations.

     Our success will depend on our ability to maintain patents and other proprietary rights.

     Our success depends and will continue to depend in part on our ability to maintain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. We attempt to protect our technology by filing patent applications for technology that we consider important to the development of our business, among other measures described below. We currently hold five United States patents and eighteen foreign patents related to the Perma-Flow Graft, and we have two additional patent applications pending in the United States and one patent application pending in foreign jurisdictions relating to the Perma-Flow Graft. We currently hold five United States patents relating to the AngioJet System, and we have thirteen United States and numerous foreign patent applications pending relating to the AngioJet System. The European Patent Office has accepted three of our AngioJet System patent applications. In connection with the Perma-Seal Graft, we hold two United States patents, with three pending foreign patent applications. Claims relating to medical technology patents involve complex legal and factual questions. Therefore, their outcomes are highly uncertain. We cannot assure you that our pending applications will result in patents being issued to us or that either our new patents or our existing patents will give us a competitive advantage. Moreover, our competitors may design around any patents issued to us, third parties may receive patent protection on their own waterjet devices, and others may hold or receive patents containing claims that may cover products developed by us.

     We require all our employees to execute non-disclosure agreements when they join Possis Medical. These agreements generally provide that all confidential information developed or made known to the employee by us during the course of his or her employment with Possis Medical must be kept confidential and not disclosed to third parties. We cannot assure you, however, that these non-disclosure agreements and other safeguards will protect our proprietary information and know-how, or that they will provide us adequate remedies in the event of unauthorized use or disclosure of confidential information. We also cannot assure you that others will be unable to develop such information independently.

     We also rely on unpatented proprietary technology and trade secrets that we seek to protect in part through confidentiality agreements with employees and other parties. We cannot assure you that the employees and other parties will comply with these agreements, that we will have adequate remedies for any breach or that we can meaningfully protect our rights to unpatented proprietary technology in any other way. We also cannot assure you that others will be unable independently to develop or otherwise acquire substantially equivalent proprietary technology and trade secrets, or that they will keep the technology secret. The disclosure of this type of information could have a material adverse effect on our business, financial condition and results of operations.

     The medical device industry has seen much litigation with respect to patent and other intellectual property rights. Litigation may be necessary for us to enforce our patents, to protect our trade secrets and know-how, to defend against claimed infringement of others= rights or to determine the ownership, scope or validity of the proprietary rights of Possis Medical and others. However, litigation also could be extremely costly to us and could divert our resources and efforts away from our products and day-to-day business matters. If the litigation had an adverse outcome, it could subject us to substantial liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing, selling or using our products. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

     Acceptance of our products and our profits may be limited by inadequate third-party reimbursements.

     Health care providers (such as hospitals and physicians) that purchase medical devices like the AngioJet System for the treatment of patients generally rely on third-party payors like Medicare, Medicaid and private insurance plans to reimburse all or part of the costs associated with the health care services they provide. In certain foreign markets, the pricing of and profits generated by health care products are subject to government control. In some states, Medicare and Medicaid payors reimburse hospitals for inpatient medical procedures at a pre-determined rate based on diagnosis-related groups. If these rates do not include, and third-party payors do not otherwise provide, adequate reimbursement to health care providers for the cost of our products, our products will not gain wide market acceptance and our financial results will suffer.

     The Health Care Financing Administration is the federal agency responsible for administering the Medicare system. HCFA has prohibited Medicare from paying for certain revolutionary (new) procedures that are still under investigation or that are not deemed safe and effective for the condition being treated. Therefore, even if a device has FDA approval, Medicare payors may deny reimbursement if they conclude that the device is experimental or that it will not improve the condition being treated.

     The market for our products also could be adversely affected by future legislation to reform the nation=s health care system or by changes in industry practices regarding reimbursement. We cannot assure you that the reimbursement rates of third-party payors will allow us to price our products at levels sufficient to realize an appropriate return on our investment in product development.

     We depend on key personnel.

     We depend greatly on a limited number of key management and technical personnel. Moreover, because of the highly technical nature of our business, our ability to continue our technological developments and to market our productsCand thereby develop a competitive edge in the marketplaceCdepends in large part on our ability to attract and retain qualified technical and key management personnel. Competition for qualified personnel is intense, and we cannot assure you that we will be able to attract and retain the individuals we need. The loss of key personnel, or our inability to hire or retain qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

     We may be subject to product liability claims, for which insurance coverage may be insufficient.

     The manufacture and sale of our products may subject us to product liability claims. The United States Supreme Court has held that, despite a company's compliance with FDA regulations, it may not be shielded from common-law negligent-design claims or manufacturing and labeling claims based on state laws. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. We cannot assure you that the coverage limits of our product liability insurance policies will be adequate if a product liability claim is brought against us. A successful claim or series of claims against us that exceeds our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, whether or not successful, product liability litigation would likely divert the attention of our key personnel and could adversely affect our reputation and the marketability of our technology and products. Consequently, any product liability litigation could have a material adverse effect on our business, financial condition and results of operations.

     It is uncertain whether we will be able to obtain funding sufficient to meet our future capital needs.

     We anticipate that cash on hand, the interest expected to be earned on such cash and expected revenues will be sufficient to finance our operations for at least the next twelve to eighteen months. However, we cannot assure you that additional capital will not be needed sooner. We anticipate that we may need to raise additional funds in the future. We cannot assure you that additional capital will be available to us or that it will be available on satisfactory terms. Raising additional capital through equity financing may dilute the equity interests of the shareholders of the company, and debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could have a material adverse effect on our business, financial condition and results of operations.

     The securities market is volatile, and our common stock price may fluctuate widely.

     The market price of our stock has in the past been subject to significant fluctuations. Moreover, the markets for equity securities in general, and for those of medical device manufacturers in particular, have been volatile in the past, and the price of our common stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results, news and product announcements, trading volume, general market trends and other factors. We cannot assure you that our common stock will trade in the future at market prices in excess of its current market price.

     We have in place certain protections against takeover attempts.

     Of the 100 million shares of capital stock authorized by our amended and restated articles of incorporation, 79 million shares are undesignated. Our board of directors may issue the undesignated shares on terms and with the rights, preferences and designations determined by the board without shareholder action. In addition, we have adopted a shareholder rights plan that provides for the exercise of preferred share purchase rights when a person becomes the beneficial owner of 15% or more of our outstanding common stock (subject to certain exceptions). We also are subject to provisions of the Minnesota Business Corporation Act that limit the voting rights of shares acquired in specified types of acquisitions and that restrict specified types of business combinations. The existence or issuance of "blank check" stock, the existence of our shareholder rights plan and the effect of anti-takeover provisions under Minnesota law, individually or in the aggregate, may discourage potential takeover attempts and delay, defer or prevent a change in control. They also may make the removal of management more difficult, which could deprive our shareholders of opportunities to sell their shares at prices higher than prevailing market prices.

     We depend on single-source suppliers.

     We depend on single-source suppliers for some of the raw materials used in the manufacture of our products. If we cannot obtain key raw materials from our suppliers, we cannot assure you that the materials will be available from other suppliers, that other suppliers will agree to supply the materials to us, or that our use of the other suppliers would be approved by the FDA. Although we believe our supply of raw materials currently is adequate for the needs of our business, we cannot assure you that new sources of supply will be available when needed. Any interruption in our supply of raw materials could have a material adverse effect on our ability to manufacture our products until a new source of supply is located and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

     We have not paid dividends on our stock.

     We have never paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and do not anticipate paying cash dividends in the near future.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, N.Y. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to the public from the SEC=s website at http://www.sec.gov. You also may inspect reports, proxy statements and other information concerning Possis Medical at the offices of the National Association of Securities Dealers, 1735 K. Street N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically will update and supersede this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of the shares:

      x  our annual report on Form 10-K for the fiscal year ended July 31, 1999;

      x our quarterly reports on Form 10-Q for the quarters ended October 31, 1999 and January 31, 2000;

      x  our current report on Form 8-K filed on March 14, 2000; and

      x the description of our common stock contained in any of our registration statements filed under the Exchange Act, and any amendment or report filed for the purpose of updating the description.

     Upon written or oral request, we will provide a copy of these filings, at no cost, to each person to whom a copy of this prospectus is delivered. You may request a copy of these filings by writing or telephoning us at the following address:

                                Irving R. Colacci
                              Possis Medical, Inc.
                          9055 Evergreen Boulevard N.W.
                          Minneapolis, Minnesota 55433
                                 (612) 780-4555

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                           ABOUT POSSIS MEDICAL, INC.

     We develop, manufacture and market innovative medical products that assist interventionalists and surgeons in treating cardiovascular or vascular diseases or conditions requiring vascular intervention. Our primary product, the AngioJet7 RheolyticJ Thrombectomy System, is marketed in the United States for blood clot removal from dialysis access grafts and coronary arteries and coronary bypass grafts. Two of our three FDA-approved productsCthe AngioJet7 System and the Perma-Seal7 Dialysis Access GraftCare in early stages of commercialization in the United States, Europe, Japan and Canada.

     Our objective is to become a leading supplier of innovative medical products for the treatment of cardiovascular or vascular diseases or conditions. We will pursue our strategy by seeking to demonstrate the safety and efficacy of our products, developing relationships with leading clinicians, establishing world-class manufacturing processes and commercializing our products rapidly. We also intend to expand our product portfolio by applying our existing product technology to additional cardiovascular or vascular treatment needs, by developing new product technology and, in some cases, by using existing product technology in non-vascular applications.

     Our principal executive offices are located at 9055 Evergreen Boulevard N.W., Minneapolis, Minnesota 55433, telephone number (612) 780-4555. For further information concerning Possis Medical, see the section titled "Where You Can Find More Information."

     The AngioJet7 RheolyticJ Thrombectomy System

     The development of blood clots in various parts of the vascular system is common and is a leading cause of death. Our AngioJet System is designed to remove blood clots from large-diameter and small-diameter blood vessels throughout the body in a rapid, minimally invasive and cost-effective manner. The AngioJet System delivers jets of pressurized saline solution through small openings in the tip of a disposable catheter positioned near the blood clot, breaking the clot into tiny particles that are propelled back through the catheter out of the patient=s body and into a disposable collection bag. We believe our AngioJet System is a novel approach to the removal of blood clots from arteries, veins and grafts and offers advantages over thrombolytic (clot-dissolving) drugs and other mechanical devices, the current primary methods of treatment. In early stages of commercialization and in U.S. clinical trials, the AngioJet System has demonstrated the ability to remove blood clots within seconds to minutes without surgical intervention and without the risk of uncontrolled bleeding.

     A two-phase clinical trial involving the use of the AngioJet System to remove blood clots from peripheral arteries and vascular grafts was completed in March 1994. On December 6, 1996, we received FDA clearance to begin marketing the AngioJet System in the United States with label claims for use in removing blood clots from vascular access grafts used by patients on kidney dialysis. Until March 1999, this was the only use for which the AngioJet System was approved.

     In March 1996 we received FDA approval to initiate Phase 2 clinical testing of our AngioJet System for use in removing blood clots from coronary arteries and bypass grafts supplying blood to the heart muscle. In May 1998 the FDA agreed to permit the disclosure of results of our major coronary clinical trial in the United States, the VeGAS 2 Coronary Clinical Trial. These important clinical results, involving approximately 350 patients, were presented in October and November 1998 and showed the AngioJet System to be much faster than urokinase, a clot-dissolving drug, removing blood clots in minutes rather than the hours required by urokinase. Additionally, in most cases, the AngioJet System also achieved more complete thrombus removal, caused fewer adverse events and resulted in lower treatment costs than urokinase. Results of a 12-month study presented in March 1999 also showed the AngioJet System to be more cost-effective than urokinase.

     In August 1998 we submitted additional information in support of our existing 510(k) application to the FDA seeking clearance to expand label claims to include use in peripheral arteries and bypass grafts in the United States. This application is still pending with the FDA. We also filed a premarket approval application with the FDA in September 1998 seeking U.S. marketing approval of the AngioJet System for coronary artery and bypass graft blood clot removal. We asked the FDA for broad labeling claims including AngioJet System use in native coronary arteries and saphenous vein bypass grafts, in patients experiencing angina (chest pain) and heart attack, and in patients contraindicated for drug lysis therapy. On March 12, 1999, the FDA gave us approval to market the AngioJet System for use in coronary arteries and coronary bypass grafts, granting us all the usage indications we requested.

     In April 1999, results of our Japanese Coronary AngioJet System clinical trials were published in the American Journal of Cardiology. The trial results demonstrated full restoration of blood flow in all 29 patients who received AngioJet treatment for severe acute heart attacks in native coronary blood vessels. Our Japanese distributor has submitted these results, together with similar results obtained from treating 32 patients at Toho University in Japan, to the Japanese Ministry of Health and Welfare during the summer of 1999 to support our request for approval to market the AngioJet System in Japan for coronary use.

     In December 1997 we received approval to begin a clinical trial of the AngioJet System for use in the treatment of stroke caused by blocked carotid arteries, the main vessels supplying blood to the brain. Patient enrollment in the trial began in August 1998, and the first patient was treated in January 1999. Five patients were enrolled in the study before it was closed down in late 1999 due to the FDA's approval of the cerebrovascular stroke clinical trial described below. Strokes that occur in cerebrovascular circulation are more common than those caused by blocked carotid arteries, and a larger U.S. clinical trial is planned for investigating the use of the AngioJet System in treating cerebrovascular strokes.

     In September 1999 we submitted an investigational device exemption application to the FDA asking for permission to begin a clinical trial of our AngioJet System in treating cerebrovascular stroke. The FDA approved the application in October 1999. Phase 1 of the trial will enroll up to 30 patients for AngioJet System treatment at six hospitals. Completion of the Phase 1 trial will lead to a Phase 2 trial to support FDA marketing approval for AngioJet System use in treating ischemic stroke, which is caused by oxygen starvation of the brain tissue. As of March 2000, we have hospital review board approval and signed contracts at four of the six trial sites and expect to begin enrolling ischemic stroke patients during the third quarter of fiscal 2000.

     The Perma-Flow7 Coronary Bypass Graft

     The Perma-Flow Coronary Bypass Graft is a synthetic graft designed for use in coronary artery bypass surgery. Bypass surgery is performed to treat impaired blood flow to portions of the heart. In bypass surgery, physicians generally use patients' own vessels to complete the bypasses. However, sometimes patients= own vessels are insufficient or inadequate for use in bypass surgery. Our Perma-Flow Coronary Bypass Graft is intended to serve as a substitute for native blood vessels in patients whose own vessels cannot be used in bypass surgery. We believe the Perma-Flow Graft ultimately may be used as a substitute for native saphenous veins, thus avoiding the trauma and expense associated with the surgical harvesting of native veins. On May 4, 1998, we received a Humanitarian Device Exemption from the FDA for U.S. marketing of the Perma-Flow Graft. We have stopped enrollment in Phase 2 of a FDA clinical trial of the Perma-Flow Graft and currently are seeking a strategic alliance with or sale to a third party in order to maximize the value of our entire vascular graft portfolio to our shareholders.

     The Perma-Seal7 Dialysis Access Graft

     The Perma-Seal Dialysis Access Graft is a self-sealing synthetic graft used as a point of vascular access in kidney dialysis patients. We believe the Perma-Seal Graft offers advantages over currently used synthetic grafts because of its needle-hole sealing capability. We believe this characteristic is effective in sealing puncture sites in the grafts with minimal compression time and bleeding when compared with other currently available graft products, resulting in shortened dialysis sessions and reduced administrative time and costs per patient. In addition, because of its ability to seal a needle puncture without depending on tissue ingrowth, the Perma-Seal Graft provides an option for patients who require dialysis immediately after implant. We filed a 510(k) application for marketing authorization with the FDA in August 1994. In September 1998, the FDA gave us approval to market the Perma-Seal Graft in the United States. In December 1998 we entered into an exclusive worldwide supply and distribution agreement for the Perma-Seal Graft with Horizon Medical Products, Inc., a Georgia specialty medical device company focused on marketing vascular products.

     Other Developments

     In December 1998, we submitted a 510(k) application to the FDA requesting marketing clearance for three expanded ePTFE synthetic vascular grafts of varying diameters and wall thicknesses. The ePTFE grafts are the most commonly used synthetic grafts in peripheral vessel bypass procedures, including dialysis access grafts. In February 1999, we received clearance from the FDA to market the three expanded ePTFE grafts.

                              SELLING SHAREHOLDERS

     We have agreed to register initially 1,912,859 shares for resale by the selling shareholders. This number includes 1,594,049 shares of common stock owned by the selling shareholders and 318,810 shares of common stock that may be issued upon the exercise of warrants owned by the selling shareholders. This number does not include an indeterminate number of additional shares that may be registered and issued in accordance with Rule 416 under the Securities Act of 1933 to prevent dilution of the common stock resulting from stock splits, stock dividends or other events.

     The following table lists the selling shareholders and the number of shares they beneficially own and may sell pursuant to this prospectus.


Name of Selling             Number of Shares of      Number of Shares of      Maximum Number of     Number of Shares of
Shareholder                     Common Stock         Common Stock Subject     Shares to Be Sold        Common Stock
                             Beneficially Owned          to Warrants          Pursuant to this      Beneficially Owned
                                Prior to the          Beneficially Owned      Prospectus(1)(2)     After the Offering(1)
                                  Offering          Prior to the Offering
--------------------------  ---------------------   -----------------------  --------------------  ----------------------
--------------------------  ---------------------   -----------------------  --------------------  ----------------------
The Anglo Irish Global           80,000                    13,000                24,000                  69,000
Equity Fund
Charles E. White II              33,599                     3,220                19,319                  17,500
Clarion Capital                  15,940                     3,188                19,128                       0
Corporation
Clarion Partners, L.P.           12,625                     2,525                15,150                       0
Clarion Offshore Fund             4,910                       982                 5,892                       0
Ltd.
Dennis Hanish                    16,833                     3,367                20,200                       0
E. Michael Brown                 67,888                     3,578                21,466                  50,000
Crimson Biomedical Fund,         38,257                     7,651                45,908                       0
L.P.
Geoffrey H. Galley               43,283                    31,136                51,940                  22,479
Ibrahim Arinc                       213                        43                   256                       0
John C. Bergmann                350,442                    17,888               107,330                 261,000
LBI Group Inc.                  478,215                   129,303               573,858                  33,660
Lisa E. Wolf                      1,063                       213                 1,276                       0
Lynn L. Rogers                   27,833                     5,367                32,200                   1,000
North American Growth            13,032                     2,181                 3,638                  11,575
Investments Ltd.
Halifax Fund L.P.               212,540                    42,508               255,048                       0
Elkhorn Partners                162,316                     2,683                16,099                 148,900
Perkins Opportunity Fund         57,386                    11,477                68,863                       0
Roanoke Partners, L.P.           18,000                     3,600                21,600                       0
Cactus Partners                  19,677                     3,935                23,612                       0
Special Situations               47,381                     8,003                21,519                  33,865
Cayman Fund, L.P.
Special Situations Fund         142,144                    24,012                64,559                 101,597
III, L.P.
The Tail Wind Fund Ltd.         371,945                   136,446               446,334                  62,057
W. Lincoln Mossop, Jr.          199,233                     4,472                26,832                 176,873
Wilson G. Saville, II            25,035                     4,472                26,832                   2,675
--------------------------  ---------------------   -----------------------  --------------------  ----------------------
--------------------------  ---------------------   -----------------------  --------------------  ----------------------
Total                         2,439,790                   465,250             1,912,859                 992,181

____________________
(1)  Assumes the sale of all of the shares offered by this prospectus.
(2)  Includes warrants to purchase a total of 318,810 shares of common stock.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders. As used in this prospectus, "selling shareholders" includes donees, pledgees and transferees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders may offer and sell from time to time all or a portion of their shares of common stock in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in privately negotiated transactions, through put or call options transactions, through short sales, or through a combination of these methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling shareholders. The selling shareholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 of the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144. There is no assurance that the selling shareholders will sell any or all of the shares they offer for sale.

     The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by the brokers or dealers and any profits realized by them on the resale of shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Because the selling shareholders may be deemed to be
"underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Exchange Act.

     We will pay all expenses associated with the registration of the shares, and the selling shareholders will pay all their expenses other than specified legal and due diligence expenses that will be reimbursed by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be paid by the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                     EXPERTS

     The  consolidated  financial  statements  and related  financial  statement schedule incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which have been incorporated by reference, and are included in reliance upon reports of such firm given upon its authority as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the shares offered in this prospectus has been passed upon for us by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.